PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Adivisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Otis Road
(No. and Street)

Barrington	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Knoop (312) 739 0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7	Rohini, New Delhi-10085	India	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Knoop   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
First Chicago Adivisors, Inc.   , as
of December 31   , 20 20   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

President
_____
Title



Notary Public



“OFFICIAL SEAL”
SUSANNE M JOHNSTON
Notary Public, State of Illinois
My Commission Expires 10/24/21

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>**Public**</u>

FIRST CHICAGO ADVISORS, INC.

**STATEMENT OF FINANCIAL CONDITION
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2020**

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
First Chicago Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (the "Company") as of December 31, 2020 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
March 27, 2021

First Chicago Advisors, Inc.
Statement of Financial Condition
December 31, 2020

ASSETS

Current Assets

Money Market	$ 57,812
Cash	129,200
Total Cash and Equivalents	187,012
Other Current Assets	139

Total Current Assets	187,151

Fixed Assets
Furniture and equipment

(Net Accumulated Depreciation)	206

Total Assets	$ 187,357

LIABILITIES & EQUITY

Liabilities

Other Current Liabilities	$ 24,405
Accrued Expenses	$ 100,117
Total Liabilities	$ 124,522
Total Equity	$ 62,835
Total Liabilities and Equity	$ 187,357

The accompanying notes are Integral part of these statements



AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
First Chicago Advisors, Inc.

We have reviewed management's statements, included in the accompanying First Chicago Advisors, Inc. Exemption Report, in which (1) First Chicago Advisors, Inc. identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.17a-5 under footnote 74 of 17a-5 (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a-5 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
March 27, 2021